July 2, 2009

BY HAND AND BY EDGAR

Mr. H. Christopher Owings

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

RE:	KAR Holdings, Inc. and the Listed Guarantor Co-Registrants
Amendment No. 2 to Form S-1 Registration Statement and Post-Effective Amendment No. 2 to Form S-1 Registration Statement
(File Nos. 333-158666 and 333-148847)

Dear Mr. Owings:

On behalf of KAR Holdings, Inc., a Delaware corporation (the “Company”), enclosed is a copy of Amendment No. 2 to the above-referenced Registration Statement (“Amendment No. 2”), as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof.

The Company is filing Amendment No. 2 solely for the purpose of filing Exhibits 10.2 and 10.23 to the Registration Statement and revising the Exhibit Index under Item 16 thereto, in response to the comments (the “Comments”) of the staff of the Commission (the “Staff”) set forth in the Staff’s letter of June 24, 2009 (the “Comment Letter”). No changes or additions are being made to the prospectus that forms a part of the Registration Statement.

Set forth below in this letter are the Company’s responses to the Comments raised in the Comment Letter. For the convenience of the Staff, we have restated in this letter each of the Comments in the Comment Letter and numbered each of the responses to correspond with the numbers of the Comments in the Comment Letter. Capitalized terms used and not defined have the meanings given in the Registration Statement. All references to page numbers and

Securities and Exchange Commission

July 2, 2009

captions correspond to the page numbers and captions in the preliminary prospectus included in the Registration Statement.

Item 16. Exhibits and Financial Statement Schedules, page II-17

1.	We reviewed your response to comment nine in our letter dated May 21, 2009. We note your disclosure under the headings “Executive Compensation—Compensation Discussion and Analysis—KAR LLC Override Units” on page 123 that “[e]ach of [your] named executive officers, other than Mr. Phillips, are also Management Members in KAR LLC” and that “[t]hrough the issuance by KAR LLC of certain profit interest referred to as “Override Units,” [your] named executive officers are incentivized to manage from the perspective of owners with an equity stake in the Company.” Refer also to your disclosure under the heading “—Axle LLC Override Units” on page 124. Since the KAR LLC and Axle LLC operating units and value units appear to be compensatory, please file the agreements governing these units as material contracts or tell us why it is not appropriate to do so. Refer to Item 601(b)(10)(iii) of Regulation S-K.

In response to the Staff’s comment, pursuant to Item 601(b)(10)(iii) of Regulation S-K, the Company has filed the Second Amended and Restated Limited Liability Company Agreement of KAR Holdings II, LLC (the “KAR LLC Agreement”) as Exhibit 10.23. The KAR LLC Agreement supersedes the Limited Liability Company Agreement of KAR Holdings II, LLC previously filed as Exhibit 10.23 to the Registration Statement and governs the operating units and value units of KAR Holdings II, LLC. The Amended and Restated Limited Liability Company Agreement of Axle Holdings II, LLC, as amended, previously filed as Exhibits 10.24, 10.25 and 10.26 to the Registration Statement, governs the operating units and value units of Axle Holdings II, LLC.

2.	We reviewed your response to comment 11 in our letter dated May 21, 2009. Please file Exhibits F-1 to F-7 of the Credit Agreement with your next amendment since they are a part of the Credit Agreement and you are required to file the entire agreement.

In response to the Staff’s comment, the Company has filed Exhibits F-1 to F-7 in the Credit Agreement listed as Exhibit 10.2.

* * * * *

Securities and Exchange Commission

July 2, 2009

Please contact the undersigned at (317) 249-4508 should you require further information or have any questions.

Very truly yours,

/s/ Rebecca C. Polak
Rebecca C. Polak

cc:	Catherine Brown, Staff Attorney

Ellie Bavaria, Special Counsel

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Gregory A. Fernicola, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, NY 10036